Mail Stop 4720

October 7, 2009

Mr. Douglas Faggioli
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, UT 84606

> **Re: Nature's Sunshine Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 28, 2009**
> **File Number 000-08707**

Dear Mr. Faggioli:

We have limited our review of your filing to the issue we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed September 28, 2009

1. Please quantify the number of shares of common stock that are required for issuance on the conversion of the preferred stock.

2. In addition, please quantify the number of shares of common stock that will be reserved for issuance pursuant to the 2009 Stock Incentive Plan.

3. Please amend the table found on page 41 of your filing to include a column indicating the dollar value of the shares underlying the option grant. Please refer to Item 10(a)(2) of Schedule 14A.

4. We note your statement that Proposals 7, 8, 9, 10, 11, 12, and 13 are being submitted for shareholder approval to improve the flexibility of the board of directors in dealing with any unsolicited takeover offers. Because you request shareholder approval of amendments to the Articles of Incorporation that would result in defensive provisions, please expand your filing to provide the following disclosure:

   - As you have stated on page 17 that the proposed amendments are not the result of management's knowledge of any specific effort to accumulate the company's securities or to obtain control of the company by means of a merger, please expand your filing to disclose why, in the absence of such efforts, these amendments are being proposed at this time.

   - In an appropriate place in your filing, please disclose whether the company's Articles of Incorporation or Bylaws presently contain other provisions having an anti-takeover effect, such as a provision providing for a staggered board. Additional information in the form of a chart or table, which would list charter or bylaw provisions that have already been adopted which can be used as defensive provisions, may be appropriate. This chart, among other things, may include disclosure concerning a class of authorized, but unissued, common or preferred securities with respect to which the board of directors retains the power to determine voting rights.

   - Given that you have proposed similar measures, please discuss the inter-relationship of the proposals. In addition, please disclose whether management presently intends to propose other anti-takeover measures in future proxy solicitations.

   - Please discuss limitations on the adoption of these proposals. Disclosure should be included as to whether the rules or practices of any stock exchange on which the company's securities are listed reserve the right to refuse to list or to de-list any stock which has unusual voting provisions that tender or nullify or restrict its voting.

   - Please expand your filing to provide a comparison of the proposed anti-takeover measures with the comparable provision under the corporation law of your state of incorporation. If the Articles of Incorporation amendment pertains to a matter that is specifically addressed under state corporation law, a comparison of the provision of such state corporation statute with those of the instant proposal should be furnished.

- Because you have proposed amendments to your Articles of Incorporation to increase the number of authorized shares of common stock to create a new class of stock designated as preferred stock with unspecified voting rights, please expand your filing to disclose that such securities may be privately placed to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of the company.

Please refer to SEC Release No. 34-15198 A (Oct. 19, 1978) for guidance.

*   *   *   *   *

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director